EXHIBIT 12 - RATIO OF EARNINGS TO FIXED CHARGES

OLD KENT FINANCIAL CORRPORATION
Ratio of Earnings to Fixed Charges
	Nine Months Ended September 30		Years Ended December 31
	(dollar amounts in thousands)
	2000	1999	1999	1998	1997	1996	1995
Earnings:
Income before income taxes	$284,994	$317,252	$428,581	$397,290	$374,711	$314,675	$298,663
Add back fixed charges	157,400	103,095	141,723	149,285	125,958	92,706	89,757
	$442,394	$420,347	$570,304	$546,575	$500,669	$407,381	$388,420
Fixed charges:
Interest expense
(other than interest on deposits)	$157,400	$103,095	$141,723	$149,285	$125,958	$92,706	$89,757
Interest factor in rent expense	--	--	--	--	--	--	--
Total fixed charges	$157,400	$103,095	$141,723	$149,285	$125,958	$92,706	$89,757

Preferred stock dividend (gross up to pre-tax basis based on 34% effective tax rate)	841	841	1,121	1,121	1,121	1,424	1,676
Total fixed charges and preferred stock dividend	$158,241	$103,936	$142,844	$150,406	$127,079	$94,130	$91,433

Ratio of earnings to fixed charges, excluding interest on deposits	2.81	4.08	4.02	3.66	3.97	4.39	4.33

Ratio of earnings to fixed charges and preferred stock dividends, excluding interest on deposits	2.80	4.04	3.99	3.63	3.94	4.33	4.25

Including Interest on Deposits

Earnings:
Income before income taxes	$284,994	$317,252	$428,581	$397,290	$374,711	$314,675	$298,663
Add back fixed charges	644,423	510,125	688,245	726,027	722,055	662,873	627,761
	$929,417	$827,377	$1,116,826	$1,123,317	$1,096,766	$977,548	$926,424
Fixed charges:

Interest expense	$644,423	$510,125	$688,245	$726,027	$722,055	$662,873	$627,761
Interest factor in rent expense	--	--	--	--	--	--	--
Total fixed charges	$644,423	$510,125	$688,245	$726,027	$722,055	$662,873	$627,761

Preferred stock dividend (gross up to pre-tax basis based on 34% effective tax rate)	841	841	1,121	1,121	1,121	1,424	1,676
Total fixed charges and preferred stock dividend	$645,264	$510,966	$689,366	$727,148	$723,176	$664,297	$629,437

Ratio of earnings to fixed charges, including interest on deposits	1.44	1.62	1.62	1.55	1.52	1.47	1.48

Ratio of earnings to fixed charges and preferred stock dividends, including interest on deposits	1.44	1.62	1.62	1.54	1.52	1.47	1.47